SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: January 30, 2009
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑

     Execution of Supplemental Agreement
     On January 30, 2009, Navios Maritime Partners L.P. (“Navios”) executed a Supplemental Agreement by and among Navios, Commerzbank AG and DVB Bank AG. The Supplemental Agreement relates to Navios’ current credit facility dated November 15, 2007, as amended, for a loan of up to $295.0 million. The Supplemental Agreement, which amends certain of the terms of the credit facility, is effective until January 15, 2010 and provides for (a) repayment of $40.0 million which took place in February 2009, (b) maintaining cash reserves balance into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009; $10.0 million on September 30, 2009; $12.5 million on December 31, 2009 and (c) a margin of 2.25 bps. In addition, certain of the covenants were amended, including (a) reducing the minimum net worth to $100.0 million, (b) reducing the VMC (Value Maintenance Covenant) to be at 100% using charter free values, (c) the minimum leverage covenant to be calculated using charter inclusive adjusted value until December 31, 2009, and (d) a new VMC was introduced based on charter attached valuations to be at 143%. The Supplemental Agreement is attached as Exhibit 99.1 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Navios Registration Statement on Form F-3, File No. 333-157000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: February 25, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Supplemental Agreement dated January 30, 2009.